UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

INTERNATIONAL TUNGSTEN INC.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

CHOOM HOLDINGS INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

46052Y
(CUSIP Number of Class of Securities (if applicable))

International Tungsten Inc.
1435 - 1188 West Georgia Street
Vancouver, BC
Canada V6E 4A2
Attention: Stephen Leahy, Chief Executive Officer and Chairman
Tel: (604) 729-4573
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.                Home Jurisdiction Documents

On March 28, 2018, International Tungsten Inc.

•	filed with Canadian securities authorities in British Columbia and Alberta via the System for Electronic Document Analysis and Retrieval, and

•	caused to be delivered to shareholders of International Tungsten Inc.,

its Notice of Special Meeting and Management Information Circular (collectively, the “Notice and Circular”), and the related Form of Proxy (the “Proxy”), in respect of the special meeting of the shareholders of International Tungsten Inc. that was held on April 24, 2018.

On April 17, 2018, International Tungsten Inc.

•	filed with Canadian securities authorities in British Columbia and Alberta via the System for Electronic Document Analysis and Retrieval, and

•	caused to be delivered to shareholders of International Tungsten Inc.,

its Letter of Transmittal (the “Letter of Transmittal”) and its Supplement to Information Circular – Notice to U.S. Shareholders/ Letter of Transmittal (together with the Notice and Circular, the Proxy and the Letter of Transmittal, the “International Tungsten Disclosure Documents”).

As described in the International Tungsten Disclosure Documents, the amalgamation agreement among International Tungsten Inc., Choom Holdings Inc. and Arbutus Brands Inc., Choom Holdings Inc.’s wholly-owned subsidiary company, contemplated that, among other things: (a) International Tungsten Inc. and Arbutus Brands Inc. would amalgamate (the “Amalgamation”) to form one corporation (“Amalco”) under the Business Corporations Act (British Columbia), with the name “Arbutus Brands Inc.”; (b) each holder (each, a “Tungsten Shareholder”) of common shares in the capital of International Tungsten Inc., other than those Tungsten Shareholders who elected to exercise certain rights of dissent under the Business Corporations Act (British Columbia), would receive common shares in the capital of Choom Holdings Inc. in exchange for their shares of International Tungsten Inc., at the appropriate exchange ratio provided for in the amalgamation agreement; and (c) Amalco would continue as a wholly-owned subsidiary of Choom Holdings Inc.

On April 18, 2018, Choom Holdings Inc. furnished the International Tungsten Disclosure Documents to the Securities and Exchange Commission on Form CB pursuant to Rule 802 under the Securities Act of 1933, as amended.

As disclosed in the following news releases, the Amalgamation and the related indirect acquisition by Choom Holdings Inc. of Specialty Medijuana Products Inc. were completed on June 15, 2018:

Exhibit 99.1	News release of Choom Holdings Inc. dated June 15, 2018, announcing the closing of the three-cornered amalgamation among Choom Holdings Inc., Arbutus Brands Inc., and International Tungsten Inc.

Exhibit 99.2	News release of International Tungsten Inc. dated June 15, 2018, announcing amendments to Share Exchange Agreement and Amalgamation Agreement.

The Exhibits to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b)                 Not applicable.

Item 2.                Informational Legends

The informational legend required by Rule 802(b) under the Securities Act of 1933, as amended, was included in the Supplement to Information Circular – Notice to U.S. Shareholders, as furnished to the Securities and Exchange Commission as Exhibit 99.4 to Choom Holdings Inc.’s Form CB.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	None.

(2)	None.

PART III - CONSENT TO SERVICE OF PROCESS

Choom Holdings Inc. filed a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates when it furnished the International Tungsten Disclosure Documents to the Securities and Exchange Commission on Form CB on April 17, 2018.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHOOM HOLDINGS INC.

By:	/s/ Chris Bogart
Name:	Chris Bogart
Title:	Chief Executive Officer
Date:	June 18, 2018

EXHIBIT INDEX

Exhibit	Description

99.1	News release of Choom Holdings Inc. dated June 15, 2018, announcing the closing of the three-cornered amalgamation among Choom Holdings Inc., Arbutus Brands Inc., and International Tungsten Inc.

99.2	News release of International Tungsten Inc. dated June 15, 2018, announcing amendments to Share Exchange Agreement and Amalgamation Agreement.